December 21, 2010

Sondra Snyder

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Welwind Energy International Corp.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 15, 2010

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Filed August 23, 2010

File No. 000-26673

Dear Ms. Snyder:

Welwind Energy International Corp. (the “Company”), a Delaware corporation, has received and reviewed your letter of December 9, 2010, pertaining to: i) the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Annual Report”) as filed with the Securities & Exchange Commission (the “Commission”) on April 15, 2010, and ii) the Company’s Form 10-Q for the Quarter Ended June 30, 2010 (the “Quarterly Report”) as filed with the Securities & Exchange Commission (the “Commission”) on August 23, 2010  (collectively the “Filings”)

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated December 9, 2010.

FORM 10-K

Form 10-K for the Year Ended December 31, 2009

Financial Statements for the Year Ended December 31, 2009, page 21

Report of Independent Registered Public Accounting Firm, page F-1

1.

We note that your auditors, M&K CPAS, PLLC, appear to have offices only in Houston, Texas. Please explain to us whether and how your auditors are able to audit your wind farm projects in China. In your response, please quantify the assets and expenses related to your Chinese wind farms, tell us whether your auditors travel to China to perform the audit, and tell us how your auditors are able to communicate with the employees at the Zhanjiang office.

RESPONSE: Our auditors did not travel to China to audit our wind farm projects. They did agree all material additions to invoices and supporting documentation. Our auditors have a Mandarin speaking individual on staff, who is able to communicate with individuals in China.

Note 3, Summary of Significant Accounting Policies, page F-6

a) Basis of Presentation, page F-6

2.

Please explain to us, and revise future filings to clarify, whether you consolidate the Chinese subsidiaries through which you operate wind farm projects in China. If so, please explain your basis in GAAP for consolidating these entities, since we assume you do not directly own the equity of Chinese companies.

RESPONSE:  The Chinese subsidiaries, Zhanjiang Windcor Windfarm Ltd. and Yangxi Windfarm Ltd. are wholly-owned subsidiaries of the Company and are accounted for in accordance with US GAAP.  We have revised Note 2 of our financial statements to correctly reflect the legal names of the operating subsidiaries.

203 22561 Dewdney Trunk Rd. Maple Ridge, BC V3K 2R1 CAN

Welwind Energy International Corp.

Note 8, Commitments, Page F-11

3.

We read in Note 8(a) that as of June 30, 2009, you had commenced construction on the plant for your wind project with Yangxi City and your agreement with that city was in good standing. Please reconcile this disclosure to your statement on Page 13 under Recent Business Developments that you have decided to focus on the Zhanjiang project and will no longer be pursuing the Yangxi project. If you have decided not to pursue the Yangxi project, please explain to us in detail why you did not impair the assets related to the Yangxi project in your December 31, 2009 financial statements. Your response should quantify the amount of assets capitalized at December 31, 2009 related to the Yangxi project.

RESPONSE:  The Company commenced initial construction of the Yangxi project in June 2009 and did not pursue continuation of the project.  All construction costs relating to the Yangxi project from June 2009 were minimal and were expensed during the year ended December 31, 2009.  As at December 31, 2009, there are no capitalized costs wind project costs relating to Yangxi project on the consolidated financial statements.

FORM 10-Q

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Item 4, Controls and Procedures, page 24

4.

We note that the conclusion of Management including your Principal Executive Officer and Principal Financial Officer is as of March 31, 2010. Please amend your filing to provide a conclusion of your Management as of June 30, 2010, the end of the period covered by this report. Refer to Item 307 of Regulation S-K.

RESPONSE: We have revised the Filing accordingly.

Exhibit 31.1

5.

When you amend your Form 10-Q as requested above, please provide updated certifications that are exactly as set forth in Item 601(b)(31) of Regulation S-K, including ensuring that you refer to the company as the “registrant” rather than the “small business issuer”

RESPONSE:  We have provided updated officer certifications.

In connection with the Company’s responding to the comments set forth in the December 9, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Tammy-Lynn McNabb

Tammy-Lynn McNabb, Chief Executive Officer

203 22561 Dewdney Trunk Rd. Maple Ridge, BC V3K 2R1 CAN

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